   As filed with the Securities and Exchange Commission on November 12, 1997

                                                      REGISTRATION NO. 333-38639

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       to
                                   FORM S-3


                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            -------------------------

                             SUMMIT PROPERTIES INC.
             (Exact name of Registrant as specified in its charter)

             MARYLAND                                             56-1857807
  (State or other jurisdiction                                (I.R.S. Employer
of incorporation or organization)                            Identification No.)

                        212 SOUTH TRYON STREET, SUITE 500
                         CHARLOTTE, NORTH CAROLINA 28281
                                 (704) 334-9905
   (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                         -------------------------------

                               WILLIAM F. PAULSEN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             SUMMIT PROPERTIES INC.
                        212 SOUTH TRYON STREET, SUITE 500
                         CHARLOTTE, NORTH CAROLINA 28281
                                 (704) 334-9905
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                    copy to:

                              DAVID W. WATSON, ESQ.
                           GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

                          -----------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At any time and from time to time after the effective date of this Registration Statement in light of market conditions and other factors.

                           ---------------------------

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]
        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] _______________
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ] _________________
        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [X] 333-38639
        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

--------------------------------------------------------------------------------

                             SUMMIT PROPERTIES INC.

                                EXPLANATORY NOTE


                            -------------------------


         Summit Properties Inc. (the "Registrant") is filing this post-effective amendment relating to a technical revision of Exhibit 99.3.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses expected to be incurred in connection with the issuance and distribution of the securities being registered are as set forth below. All such expenses, except for the SEC registration and filing fees, are estimated:

SEC Registration............................................  $ 9,574
Legal Fees and Expenses.....................................   25,000
Accounting Fees and Expenses................................    5,000
Printing and Engraving Fees.................................   25,000
Blue Sky Fees and Expenses..................................    2,000
Miscellaneous...............................................    3,426
                                                              -------
          Total.............................................  $70,000
                                                              =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

LIMITATION OF LIABILITY AND INDEMNIFICATION

         The Registrant's Articles of Incorporation and Bylaws limit the liability of the Registrant's directors and officers to the Registrant and its stockholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its stockholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit; or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This provision does not limit the ability of the Registrant or its stockholders to obtain other relief, such as an injunction or rescission.

         The Registrant's Articles of Incorporation and Bylaws also require the Registrant to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by Maryland law. Maryland law permits a corporation to indemnify its directors, officers and certain other parties against judgements, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that (i) the act or omission was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the indemnified party actually received an improper personal benefit; or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful.

         Pursuant to the authority granted in the Registrant's Articles of Incorporation and Bylaws, the Registrant has entered into indemnification agreements with each of the Registrant's directors and executive officers. The indemnification agreements require, among other matters, that the Registrant indemnify its executive officers and directors to the fullest extent permitted by law and advance to such officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Registrant must also indemnify and advance all expenses incurred by such officers and directors seeking to enforce their rights under the indemnification agreements and may cover such officers and directors under the Registrant's directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by law, it provides assurance to directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or the Stockholders to eliminate the rights it provides.

ITEM 16.  EXHIBITS

 5.1      --  Opinion of Goodwin, Procter & Hoar LLP, as to legality.*
 8.1      --  Opinion of Goodwin, Procter & Hoar LLP, as to certain
              federal income tax matters.*
23.1      --  Consent of Goodwin, Procter & Hoar LLP (included in Exhibits
              5.1 and 8.1).*
23.2      --  Consent of Arthur Andersen LLP, independent accountants.*
23.3a     --  Consent of Reznick Fedder & Silverman, independent auditors.*
23.3b     --  Consent of Reznick Fedder & Silverman, independent auditors.*
23.4      --  Consent of Deloitte & Touche LLP, independent accountants.*
24.1      --  Power of Attorney (set forth on signature page).*
99.1      --  Form of Authorization form.*
99.2      --  Form of Broker & Nominee form.*
99.3      --  Form of Request for Waiver form.

------------
* Previously filed.


ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities begin registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina on this 12th day of November, 1997.

                                  SUMMIT PROPERTIES INC.

                                  By: /s/ William F. Paulsen
                                      -------------------------------------
                                      William F. Paulsen
                                      President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated. Each person listed below has signed this registration statement in their capacity as an officer or director of the Registrant, on behalf of the Registrant.

SIGNATURE                                       TITLE                             DATE


                   *                            Chairman of the Board             November 12, 1997
 -----------------------------------            of Directors
 William B. McGuire, Jr.

 /s/ William F. Paulsen                         President, Chief Executive        November 12, 1997
 -----------------------------------            Officer and Director
 William F. Paulsen


                   *                            Executive Vice President and      November 12, 1997
 -----------------------------------            Chief Financial Officer
 Michael L. Schwarz


                   *                            Director                          November 12, 1997
 -----------------------------------
 Henry H. Fishkind


                   *                            Director                          November 12, 1997
 -----------------------------------
 James H. Hance, Jr.


                   *                            Director                          November 12, 1997
 -----------------------------------
 Nelson Schwab III


                   *                            Director                          November 12, 1997
 -----------------------------------
 John Crosland, Jr.

*By:  /s/ William F. Paulsen
    --------------------------------
      William F. Paulsen
      Attorney-in-fact